Our date	Our reference	Your date
12.07.2004	kvea	
Administrative officer		**Your reference**
Kari Veastad +47 901 87 941		

STATOIL

Statoil ASA

Securities and Exchange Commission
Attn.: Mr. Paul Dudek
450 Fifth Street, N.W.
Washington DC 20549
USA

04035420

SUPPL

RECEIVED
2004 JUL 12 P 12:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

STATOIL ASA - INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 - EXEMPTION NUMBER 82-3444

Please find enclosed all information required by Rule 12g3-2(b) and issued by Statoil ASA during the period April 1 – June 30, 2004 (ref. Exemption Number 82-3444)

Yours faithfully,
Statoil ASA

Kari Veastad

Kari Veastad
Compliance Officer
kvea@statoil.com

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

dw 7/12

Enclosure
Press releases second quarter 2004
1st Quarter report 2004

Record result for Statoil

Statoil ASA (OSE: STL, NYSE: STO) achieved an income before financial items, other items, tax and minority interest of NOK 16.0 billion for the first quarter of 2004. This represents an increase of 17 per cent from the same period of last year. Earnings per share were NOK 2.17 as against NOK 1.66 for the first quarter of 2003.

Financial statements and review - first quarter 2004
MD&A
Presentation set
PDF-version
Webcast with acting CFO, Eldar Sætre and Executive vice president Natural Gas, Peter Mellbye

Net income came to NOK 4.7 billion compared with NOK 3.6 billion for the same period of last year.

Return on capital employed after tax[1] was 19.2 per cent, as against 18.7 per cent in 2003. The normalised return on capital employed[1] over the past 12 months was 12.4 per cent, which is on a par with the 2003 figure.

"We have delivered a strong result for the first quarter, with our best-ever result from operations", says acting chief executive Erling Øverland. We have had high and stable production, high gas sales and reduced unit costs. Combined with robust oil and gas prices, this yielded a solid result. A successful sale of our holding in Germany's Verbundnetz Gas (VNG) also made a positive contribution. We strengthened our financial position during the first quarter, and took important strategic steps both in Norway and internationally".

(in millions, except share data)	2004 NOK	First quarter, 2003 NOK	change	2004 USD*	2003 NOK
USGAAP income statement					
Total revenues	**67,030**	66,563	1%	9,771	249,375
E&P Norway	**11,605**	10,085	15%	1,692	37,855
International E&P	**714**	457	56%	104	1,781
Natural Gas	**2,905**	1,821	60%	423	6,005
Manufacturing & Marketing	**859**	1,446	(41%)	125	3,555
Other	**(38)**	(49)	22%	(6)	(280)
Income before financial items, other items, income taxes and minority interest	**16,045**	13,760	17%	2,339	48,916
Net financial items	**(1,015)**	(1,185)	14%	(148)	1,399
Other items	**0**	0	N/A	0	(6,025)
Income before income taxes and minority interest	**15,030**	12,575	20%	2,191	44,290
Income taxes	**(10,227)**	(8,858)	15%	(1,491)	(27,447)
Minority interest	**(103)**	(125)	(18%)	(15)	(289)
Net income	**4,700**	3,592	31%	685	16,554
Earnings per share	**2.17**	1.66	31%	0.32	7.64
Weighted average number of ordinary shares outstanding	**2,166,143,715**	2,166,143,626			2,166,143,693

	2004	First quarter 2003	change	2003
Operational data				
Realized oil price (USD/bbl)	**32.2**	32.1	0%	29.1
NOK/USD average daily exchange rate	**6.91**	7.05	(2%)	7.08
Realized oil price (NOK/bbl)	**222**	226	(2%)	206
Gas prices (NOK/scm)	**1.09**	0.99	10%	1.02
Refining margin, FCC (USD/boe)	**4.9**	5.8	(16%)	4.4
Total oil and gas production (1000 boe/day)	**1,184**	1,159	2%	1,080
Total oil and gas liftings (1000 boe/day)	**1,166**	1,100	6%	1,071
Production (lifting) cost (USD/boe, last 12 months)	**3.2**	3.1	-	3.2
Production (lifting) cost normalized (USD/boe, last 12 months)	**2.8**	2.9	-	2.8

*Solely for the convenience of the reader, financial data for the first quarter of 2004 has been translated into US dollars at the rate of NOK 6.860 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on March 31, 2004.

The improvement in income primarily reflects a six per cent rise in oil and gas sales and a 10 per cent increase in average gas prices compared with the first quarter of 2003. In addition comes NOK 0.35 billion in partial reversal of an earlier provision relating to rig contracts. A provision of NOK 0.7 billion was made in the same period of last year. The sale of VNG also contributed NOK 0.6 billion before tax in the first quarter of 2004.

The income improvement was partly offset by increased depreciation on the Norwegian continental shelf (NCS) relating to higher sales of oil and gas. Oil prices denominated in Norwegian kroner also declined by two per cent during the period. And the contribution from downstream operations fell by NOK 0.6 billion, primarily because the Navion shipping business is no longer included following its sale last year.

Average production of oil and gas rose to 1 184 000 barrels of oil equivalent per day (boe/d) for the first quarter, compared with 1 159 000 boe/d in the same period of last year.

Net financial expenses totalled NOK 1.0 billion, down by NOK 0.2 billion from the first quarter of 2003. That primarily reflects a slight increase in the NOK/USD exchange rate during the first quarter of this year, which yielded some reduction in the unrealised loss of the group's long-term debt.

Tax expense amounted to NOK 10.2 billion, compared with NOK 8.9 billion for the same period of 2003. The effective tax rate was 68.0 per cent as against 70.4 per cent in the first quarter of last year.

The total recordable injury frequency - the total number of injuries sustained by Statoil employees and contractor personnel per million working hours – declined from 6.5 in the first quarter of 2003 to 6.1. The serious injury

frequency per million working hours came to 3.8 as against 3.6 in the first quarter of 2003.

Important events during the period

Helge Lund was appointed as the new president and CEO of Statoil on 7 March 2004. He will take up this position on 15 August, with Mr Øverland acting as chief executive until that date.

Statoil submitted an application for new production licences in the 18th licensing round on the NCS to the Ministry of Petroleum and Energy on 15 March. This broad and extensive application covered both Norwegian Sea and North Sea acreage.

Three wildcat and appraisal wells were completed during the first quarter, of which two were drilled on the NCS and one internationally. In addition, the Alve well in the Norwegian Sea is under evaluation and a well in the Gulf of Mexico was also completed, but is still under evaluation. Statoil plans to spud a total of 14 wildcat and appraisal wells on the NCS and eight internationally during 2004.

The Kristin reservoir in the Norwegian Sea has proved more complex than originally thought, and greater use of horizontal wells to optimise drainage is being planned. As previously indicated, total investment in this project will increase by about NOK 1.7 billion and the estimated cost of the whole development is now NOK 18.9 billion. Statoil has 46.6 per cent of Kristin.

The group's shares in VNG were sold in January to EWE AG, with an accounting gain of NOK 0.6 billion before tax. An agreement was also concluded with Essent in the Netherlands on the sale of 6.5 billion cubic metres of gas from Statoil and the state's direct financial interest (SDFI). Running for five years, the contract starts this October.

Statoil signed a letter of intent with American energy company Dominion to secure increased capacity for liquefied natural gas at the Cove Point terminal in the USA. The two sides aim to complete negotiations in the second quarter on a final agreement, which will run for 20 years from 2008.

Production from the Lufeng oil field operated by Statoil in the South China Sea has been extended by four years, until 2008. Daily output is expected to average more than 10 000 boe/d after sidetracks have been drilled.

"Operations are going well, and the first quarter marked a good start to 2004," says Mr Øverland.

Further information from:

Press:
Wenche Skorge, +47 51 99 79 17 (office), +47 91 87 07 41 (mobile)
Kjersti T. Morstøl, +47 51 99 26 71 (office), +47 91 78 28 14 (mobile)

Investor relations:
Mari Thjømøe, +47 51 99 77 90 (office), +47 90 77 78 24 (mobile)
Thore E. Kristiansen, +1 203 978 6950 (office), + 47 91 66 46 59 (mobile)

1) Adjustments

Capital employed is calculated as follows:

	At March 31, 2004	At March 31, 2003	At December 31, 2003	At December 31, 2002
Shareholders' equity, minority interest, short- and long-term debt less cash, cash equivalents and short-term investments	88,956	75,568	92,305	83,726
Adjusted for project loan, deposits received for financial derivatives	220	(1,630)	258	(1,567)
Normalisation for cash build-up before cash payment	8,600	8,725	0	0
Capital employed	97,776	82,663	92,563	82,159
Prepayment In Salah, In Amenas	(7,902)	0	(6,844)	0
Adjusted capital employed	89,874	82,663	85,719	82,159

The return on capital employed (ROACE) is calculated as follows:

	First quarter 2004	ROACE %	Year 2003	ROACE %
Net income last 12 months	17,662		16,554	
Minority interest, net financial items after tax and miscellaneous	(347)		(207)	
Net income used in ROACE calculation	17,315	19.2%	16,347	18.7%
Effect of normalised prices, refining margins, exchange rates and other	(6,602)		(5,937)	
Net income used for normalised ROACE	10,713	12.4%	10,410	12.4%
Average capital employed	90,219		87,361	
Average capital employed, normalised	86,268		83,939	

Financial statements and review - first quarter 2004
MD&A
Presentation set
PDF-version
Webcast with acting CFO, Eldar Sætre and Executive vice president Natural Gas, Peter Mellbye

Published 05.05.2004 08:30:00

NEWS

Industrial projects launched at Mongstad and Tjeldbergodden

Plans are being presented by Statoil today, 1 July, to build power stations at two of its Norwegian facilities and to expand methanol production at one of these sites.

These proposals cover a co-generation plant at the Mongstad refinery near Bergen, and a gas-fired unit at Tjeldbergodden in mid-Norway with an associated increase in methanol capacity.

"This is the biggest commitment in mainland Norwegian industry for a long time," says Einar Strømsvåg, Statoil's acting executive vice president for Manufacturing & Marketing.

"The overall investment framework for these projects is roughly NOK 8.5 billion, and our share will be in the order of NOK 4 billion."

He says that the group is presenting forward-looking and pioneering projects which ensure long-term profitable development and employment at important industrial sites.

"Norway currently has a power deficit. By generating electricity from Norwegian natural gas, we can reduce the need to import it from more polluting sources."

Mr Strømsvåg emphasises that the plans represent necessary improvements for strengthening and developing the two industrial plants to face intensified international competition.

Statoil has applied to the Norwegian Water Resources and Electricity Directorate (NVE) for a licence to build a gas-fired power station and Tjeldbergodden.

The group has also submitted its notification of the Mongstad power station development to the same regulatory agency.

Emission permits for the expanded methanol plant and the Tjeldbergodden power station are also being sought from the Norwegian Pollution Control Authority (SFT).

Mongstad
The Mongstad plans call for the construction of a combined heat and power station to improve the refinery's competitive position by providing more efficient energy supplies.

This internal facility will supply the refinery with power and heat as well as delivering electricity to the Troll A platform and the gas processing plant at Kollsnes south of Mongstad.

It will be fuelled with surplus gas supplied by the refinery and natural gas from Troll, which would be carried in a new pipeline from Kollsnes.

Agreements have been concluded between the Troll licensees and the Mongstad refinery on converting this gas to electricity.

The co-generation plant offers an energy efficiency of about 70 per cent, with opportunities for further improvements – and thereby even lower carbon dioxide emissions per unit of energy.

Overall carbon dioxide emissions at Mongstad will rise from about 1.7 million tonnes per year to 2.6 million tonnes.

But the power plant will nevertheless contribute to a global reduction of more than 100,000 tonnes in such emissions compared with buying the electricity in the market and importing it.

The investment at Mongstad will be in the order of NOK 3 billion, including NOK 600 million for the new gas pipeline from Kollsnes and a similar outlay for refinery modifications.

Due to stand ready in 2008, the power station will be dimensioned on the basis of the refinery's heat requirements, which total about 350 megawatts.

Its electricity output will be about 280 megawatts or roughly 2.2 terawatt-hours per year.

Statoil recently concluded a cooperation agreement with Elsam A/S, Denmark's largest generator of electricity and heat.

Plans call for this company to become a part-owner of the co-generation plant and be responsible for its construction. The division of equity interests will be decided later.

Tjeldbergodden

The Tjeldbergodden project involves expanding methanol output by 35 per cent as an important step in reducing unit costs and making the plant more robust against future competition.

Annual production from the facility, which is based on gas piped from Heidrun in the Norwegian Sea, will be increased from almost 900,000 tonnes to roughly 1.2 million tonnes.

A gas-fired power station with a capacity of about 860 megawatts will be built in connection with the plant to generate about seven terawatt-hours per year.

Corresponding to roughly six per cent of total Norwegian electricity output, this will help to meet an 0.2-terawatt-hour rise in Tjeldbergodden's internal power use after the expansion.

The remaining output will be delivered to the grid in mid-Norway, which has a shortage of electricity and faces a big growth in demand as a result of major industrial developments.

These plans will increase Tjeldbergodden's carbon dioxide emissions from about 350,000 tonnes per year to just over three million tonnes.

The power station will contribute some 2.5 million tonnes of this volume, but global emissions are set to fall by roughly 500,000 tonnes per year because imports will be avoided.

Investment will be in the order of NOK 5.5 billion, with the methanol plant expansion accounting for NOK 1.3 billion.

Start-up has been scheduled for 2008, and Statoil is currently in dialogue with other companies about equity participation in the gas-fired power station.

Decision

A final decision on investing in the two projects will be taken by the Statoil board after the licence terms and other conditions have been clarified - probably in the first half of 2006.

"These developments represent necessary moves to strengthen competitiveness and important jobs at Tjeldbergodden and Mongstad," says Mr Strømsvåg.

"By building power stations integrated with the industrial plants, we can achieve good energy utilisation and spread shared costs to secure profitable electricity output from Norwegian gas."

Presentation of the industrial projects (PowerPoint - in Norwegian only)

Published 01.07.2004 09:50:00



Financial statements and review

1st quarter 2004

STATOIL

STATOIL'S FIRST QUARTER 2004 OPERATING AND FINANCIAL REVIEW

Net income for the Statoil group in the first quarter of 2004 was NOK 4.7 billion compared to NOK 3.6 billion in 2003.

After-tax return on average capital employed (ROACE) (1) for the previous twelve months as at the end of the first quarter of 2004 was 19.2 per cent, compared to 18.7 per cent for 2003. Normalized ROACE (2) for the twelve months ended March 31, 2004 was 12.4 per cent, which is in line with the normalized ROACE for the year 2003. Earnings per share were NOK 2.17 (USD 0.32) in the first quarter of 2004 compared to NOK 1.66 (USD 0.23) in the first quarter of 2003.

"We have delivered a strong result for the first quarter, with our best-ever result from operations," says acting chief executive Erling Øverland. "We have had high and stable production, high gas sales and reduced unit costs. Combined with robust oil and gas prices, this yielded a solid result. A successful sale of our holding in Germany's Verbundnetz Gas (VNG) also made a positive contribution. We strengthened our financial position during the first quarter, and took important strategic steps both in Norway and internationally."

	First quarter				
(In millions, except share data)	2004 NOK	2003 NOK	change	2004 USD*	2003 NOK
USGAAP income statement					
Total revenues	**67,030**	66,563	1%	9,771	249,375
E&P Norway	**11,605**	10,085	15%	1,692	37,855
International E&P	**714**	457	56%	104	1,781
Natural Gas	**2,905**	1,821	60%	423	6,005
Manufacturing & Marketing	**859**	1,446	(41%)	125	3,555
Other	**(38)**	(49)	22%	(6)	(280)
Income before financial items, other items, income taxes and minority interest	**16,045**	13,760	17%	2,339	48,916
Net financial items	**(1,015)**	(1,185)	14%	(148)	1,399
Other items	**0**	0	N/A	0	(6,025)
Income before income taxes and minority interest	**15,030**	12,575	20%	2,191	44,290
Income taxes	**(10,227)**	(8,858)	15%	(1,491)	(27,447)
Minority interest	**(103)**	(125)	(18%)	(15)	(289)
Net income	**4,700**	3,592	31%	685	16,554
Earnings per share	**2.17**	1.66	31%	0.32	7.64
Weighted average number of ordinary shares outstanding	**2,166,143,715**	2,166,143,626			2,166,143,693

	First quarter			
	2004	2003	change	2003
Operational data				
Realized oil price (USD/bbl)	**32.2**	32.1	0%	29.1
NOK/USD average daily exchange rate	**6.91**	7.05	(2%)	7.08
Realized oil price (NOK/bbl)	**222**	226	(2%)	206
Gas prices (NOK/scm)	**1.09**	0.99	10%	1.02
Refining margin, FCC (USD/boe) [3]	**4.9**	5.8	(16%)	4.4
Total oil and gas production (1000 boe/day) [4]	**1,184**	1,159	2%	1,080
Total oil and gas liftings (1000 boe/day) [5]	**1,166**	1,100	6%	1,071
Production (lifting) cost (USD/boe, last 12 months)	**3.2**	3.1	-	3.2
Production (lifting) cost normalized(USD/boe, last 12 months) [6]	**2.8**	2.9	-	2.8

*Solely for the convenience of the reader, financial data for the first quarter of 2004 has been translated into US dollars at the rate of NOK 6.860 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on March 31, 2004.

The change in net income in the first quarter of 2004, compared to the corresponding quarter of 2003 is mainly due to the following:

- **Lifted oil-and gas volumes increased by 6 per cent.**
- **Increase in average natural gas prices measured in NOK by 10 per cent.**
- **Net reduction in the accruals for long-term rig charters of NOK 1.1 billion before tax.**
- **A gain of NOK 0.6 billion before tax from the sale of the shares in VNG.**
- **More cost efficient operations in all parts of the organization.**

Important events in the first quarter of 2004 were:

- **Helge Lund was appointed as the new CEO of Statoil on March 7, 2004. Lund will take up his position on August 15, 2004. Erling Øverland has been appointed acting CEO until that date.**
- **Statoil submitted on March 15, 2004 an extensive application for new exploration licenses in the 18th concessionary round on the Norwegian Continental Shelf.**
- **The investment estimate in the Kristin field has been increased by NOK 1.7 billion. The field has a more complex reservoir than previously assumed, and it is planned for drilling some of the production wells horizontally. Statoil's interest in the Kristin field is 46.6 per cent.**
- **Statoil has signed a contract for the sale of the multi-purpose vessel MST Odin to Marathon Petroleum and its partners in the Alvheim project. The sale is contingent upon the partners' approval of the development of the Alvheim area, and following approval of a plan for development and operation (PDO) by the Norwegian authorities.**
- **Statoil extends production from the Lufeng field in the South China Sea, which is expected to produce until 2008. New technology has made it profitable to extend production, rather than shutting down in February 2004 as originally planned.**
- **Statoil entered into an agreement of sale of gas to the Dutch energy company Essent in February 2004. The agreement entails deliveries of up to 1.4 bcm of gas on an annual basis for Statoil and the SDFI beginning October 1, 2004.**

	First quarter				
(in millions)	2004 NOK	2003 NOK	change	2004 USD*	2003 NOK
USGAAP income statement					
Sales	**66,080**	66,627	(1%)	9,633	248,527
Equity in net income (loss) of affiliates	**220**	(64)	N/A	32	616
Other income	**730**	0	N/A	106	232
Total revenues	**67,030**	66,563	1%	9,771	249,375
Cost of goods sold	**38,667**	39,524	(2%)	5,637	149,645
Operating expenses	**6,955**	6,924	0%	1,014	26,651
Selling, general and administrative expenses	**920**	2,079	(56%)	134	5,517
Depreciation, depletion and amortization	**4,153**	3,802	9%	605	16,276
Exploration expenses	**290**	474	(39%)	42	2,370
Total expenses	**50,985**	52,803	(3%)	7,432	200,459
Income before financial items, other items income taxes and minority interest	**16,045**	13,760	17%	2,339	48,916
Net financial items	**(1,015)**	(1,185)	14%	(148)	1,399
Other items	**0**	0	N/A	0	(6,025)
Income before income taxes and minority interest	**15,030**	12,575	20%	2,191	44,290
Income taxes	**(10,227)**	(8,858)	15%	(1,491)	(27,447)
Minority interest	**(103)**	(125)	(18%)	(15)	(289)
Net income	**4,700**	3,592	31%	685	16,554

	First quarter				
Financial data	2004	2003	change	2004 USD*	2003
ROACE (last 12 months)	19.2%	16.9%			18.7%
ROACE (last 12 months normalized)	12.4%	11.4%			12.4%
Cash flows provided by operating activities (billion)	20.5	17.0	21%	3.0	30.8
Gross investments (billion)	6.7	5.1	30%	1.0	24.1
Net Debt to Capital employed ratio	21.3%	21.8%			22.6%

Income before financial items, other items, income taxes and minority interest was NOK 16.0 billion in the first quarter of 2004 compared to NOK 13.8 billion in the first quarter of 2003, an increase of 17 per cent. This increase was primarily due to a 6 per cent increase in lifted volumes of oil and gas and a 10 per cent increase in gas prices measured in NOK. Income before financial items, other items, income taxes and minority interests for the first quarter of 2004 includes a reversal of NOK 0.35 billion of the historic accruals for estimated future losses on long-term rig charters. In the first quarter of 2003 the accruals for these losses were increased by NOK 0.7 billion. The net change in the results is consequently NOK 1.1 billion. The gain from the sale of the shares in VNG also contributed to an increase of NOK 0.6 billion to the results. Exploration expenses decreased by NOK 0.2 billion from the first quarter of 2003 to the first quarter of 2004.

The increased income before financial items, other items, income taxes and minority interest are partly offset by increased depreciation on the Norwegian Continental Shelf (NCS) related to the change in the Removal Grants Act in 2003, increased lifting, as well as increased depreciation due to the start up of production on new fields both on the NCS and internationally. A decline of 2 per cent in oil prices measured in NOK also contributed to decreased income, as well as NOK 0.6 billion in reduced contribution from the downstream activities. This was mainly due to the sale of the shipping activity in the previously wholly owned subsidiary Navion, which in the first quarter of 2003 contributed NOK 0.4 billion to income before financial items, other items, income taxes and minority interest.

Total oil and gas liftings in the first quarter of 2004 amounted to 1,166,000 barrels of oil equivalent (boe) compared to 1,100,000 boe per day in the corresponding period of 2003.

Total oil and gas production in the first quarter of 2004 was 1,184,000 boe per day compared to 1,159,000 boe per day in the first quarter of 2003.

Net financial items was a cost of NOK 1.0 billion in the first quarter of 2004, compared to a cost of NOK 1.2 billion in the first quarter of 2003. The change was mainly due to a smaller increase in the NOK/USD exchange rate in the first quarter of 2004 than in the first quarter of 2003, which contributed to a reduced unrealized loss on the group's long-term debt.

Interest income and other financial income amounted to NOK 0.2 billion in the first quarter of 2004 compared to NOK 0.4 billion in the first quarter of 2003. The decrease is mainly a result of lower interest income following the general reduction in interest rates in the market.

Interest and other financial expense amounted to NOK 0.3 billion in the first quarter of 2004 compared to NOK 0.2 billion in the first quarter of 2003. The increased expense is mainly related to the fact that the expense in the first quarter of 2003 was low due to a change in the market value of derivatives, which now are cancelled.

The Central Bank of Norway's closing rate for NOK/USD was 6.97 on December 31, 2002, 7.25 on March 31, 2003, 6.68 on December 31, 2003 and 6.90 on March 31, 2004. These exchange rates have been applied when calculating the foreign exchange rate balance sheet items included in Statoil's financial statements into NOK.

Income taxes in the first quarter of 2004 were NOK 10.2 billion, compared to NOK 8.9 billion in the corresponding period of 2003. The tax rate for the first quarter of 2004 was 68.0 per cent compared to 70.4 per cent in the first quarter of 2003. The tax rate in the first quarter of 2004 was reduced mainly due to increased income from businesses to which the Norwegian petroleum tax is not applicable. Additionally, the financial expense deductible from revenues outside areas to which the Norwegian petroleum tax is applicable, are reduced.

Return on average capital employed (ROACE) after tax for the 12 months ended March 31, 2004 was 19.2 per cent, compared to 18.7 per cent for the year 2003. This increase was mainly due to improved results related to an increase in lifted volumes, increased natural gas prices, and the gain from the sale of the shares in VNG. Normalized ROACE (7) for the 12 months ended March 31, 2004 was 12.4 per cent, which is in line with normalized ROACE for the year ended December 31, 2003. The normalized ROACE is unchanged from 2003 to the first quarter of 2004 mainly due to improvements in the underlying operations, related to increased lifting, and reduced costs, offset by reduced contribution from the downstream activities and increased average capital employed despite being somewhat offset by balance sheet effects related to the development of the exchange rate, which reduced average capital employed as measured in NOK. ROACE is defined as a Non-GAAP financial measure (8).

The table below shows the reconciliations of reported and normalized ROACE.

Calculation of numerator and denominator used in ROACE calculation (in NOK million, except percentages)	March 31, 2004	March 31, 2003	December 31, 2003
Net income for the previous 12 months	17,662	17,433	16,554
Minority interests for the previous12 months	267	241	289
After-tax net financial items for the previous12 months	(614)	(3,365)	(496)
Net income adjusted for minority interests and net financial items after tax (A1)	17,315	14,309	16,347
Adjustment for changes in the Removal Grants Act*	(687)	0	(687)
Adjustments made in the first quarter 2003 calculation*	0	(144)	0
Numerator adjustments for costs In Salah, In Amenas	44	0	35
Numerator adjustments for gain on sale of VNG*	(446)	0	0
Effect of normalized prices and margins**	(7,277)	(5,609)	(6,998)
Effect of normalized NOK/USD exchange rate**	1,764	1,117	1,712
Normalized net income (A2)	10,713	9,673	10,410
Calculated average capital employed:			
Average capital employed before adjustments (B1) ***	82,262	77,990	88,016
Average capital employed (B2)***	90,219	84,676	87,361
Denominator adjustments on average capital employed for In Salah, In Amenas****	(3,951)	0	(3,422)
Average capital employed adjusted for In Salah, In Amenas (B3)	86,268	84,676	83,939
Calculated ROACE			
Calculated ROACE based on average capital employed before adjustments (A1/B1)	21.0%	18.3%	18.6%
Calculated ROACE based on average capital employed (A1/B2)	19.2%	16.9%	18.7%
Normalized ROACE (A2/B3)	12.4%	11.4%	12.4%

*For a specification of the adjustments see footnote 2.

**For a specification of the normalizing assumptions used see footnote 1 and 2.

***For a reconciliation of capital employed, see table Calculation of capital employed and Net debt to capital employed ratio in the section Net debt to capital employed below.

**** The adjustment corresponds to 50 per cent of the prepayment. The prepayment was only included in the closing balance of the period, not in the opening balance, which entails an effect on average capital employed of 50 per cent of this amount.

Cash flows provided by operating activities were NOK 20.5 billion in the first quarter of 2004, compared to NOK 17.0 billion in the first quarter of 2003. The increase of NOK 3.5 billion is primarily due to changes in working capital items and non-current items related to operating activities (excluding taxes payable, short-term debt and cash) contributing NOK 3.6 billion. In the first quarter of 2004 short-term investments were reduced by NOK 3.7 billion compared to an increase of NOK 4.2 billion in the corresponding period of 2003. This is partly offset by positive cash effects related to changes in inventories of NOK 2.7 billion and changes in other working capital items.

Cash flows used in investment activities were NOK 6.8 billion in the first quarter of 2004 compared to NOK 5.1 billion in the first quarter of 2003.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalized exploration spending, were NOK 6.7 billion in the first quarter of 2004, compared to NOK 5.1 billion in the first quarter of 2003. The difference between cash flow used in investment activities and gross investments is mainly related to the fact that the prepayment made in the first quarter of 2004 in respect of the two Algerian assets, In Salah and In Amenas has been included in cash flow to investments, but are not included in gross investments, as the transaction remains subject to the approval of the Algerian authorities, as well as the effects of the divestments of the shares in VNG.

Gross investments (in billions)	First quarter 2004 NOK	2003 NOK	change	2004 USD*	2003 NOK
- E&P Norway	**3.2**	3.1	4%	0.5	13.1
- International E&P	**2.6**	1.6	62%	0.4	8.0
- Natural Gas	**0.5**	0.1	218%	0.1	0.9
- Manufacturing & Marketing	**0.3**	0.2	17%	0.0	1.5
- Other	**0.1**	0.1	92%	0.0	0.5
Total gross investment	**6.7**	5.1	30%	1.0	24.1

This increase in gross investments is mainly related to increased investments in Natural Gas and International E&P business areas resulting from an increased number of development projects.

Cash flows used in financing activities were NOK 0.3 billion in the first quarter of 2004 compared to NOK 1.9 billion in the corresponding period of 2003.

New long-term borrowings as of March 31, 2004 amounted to NOK 1.1 billion compared to NOK 2.4 billion in the first quarter of 2003. Repayment of long-term debt in the first quarter of 2004 was NOK 0.8 billion compared to NOK 2.3 billion in the first quarter of 2003.

Cash, cash equivalents and short-term investments depend on oil-and gas prices, as well as the level of production, and were NOK 26.4 billion as of March 31, 2004, which is in line with the first quarter of 2003, when cash, cash equivalents and short-term investments were NOK 26.6 billion.

Cash and cash equivalents were NOK 20.8 billion as of March 31, 2004, compared to NOK 17.1 billion as of March 31, 2003. Short-term investments in domestic and international capital markets, primarily in government bonds, amounted to NOK 5.6 billion as of March 31, 2004, compared to NOK 9.4 billion as of March 31, 2003.

The tax payment due April 1, 2004 and April 1, 2003, reduced our liquidity reserves by NOK 17.2 billion and NOK 17.5 billion, respectively.

Working capital (total current assets less current liabilities) decreased by NOK 1.9 billion from a working capital of NOK 3.8 billion at the end of the first quarter of 2003 to a working capital of NOK 1.9 billion at the end of the first quarter of 2004. The change is mainly related to an increase in short-term debt as well as a decrease in short-term investments. Taking Statoil's established credit facilities, credit rating and access to capital markets into account, management considers the group's working capital to be satisfactory.

Interest-bearing debt. Gross interest-bearing debt was NOK 38.4 billion at the end of the first quarter of 2004 compared to NOK 37.5 billion at the end of the first quarter of 2003. As of December 31, 2003, gross interest bearing debt was NOK 37.3 billion. Despite new investments, interest-bearing debt has been maintained at a relatively stable level, mainly due to access to liquidity. On April 27, 2004, Statoil issued 10 year- bonds with an aggregate principal amount of USD 500 million. Statoil makes use of currency swaps in its risk management of interest-bearing debt. As a result, nearly all of the company's interest-bearing debt is exposed to fluctuations in the NOK/USD exchange rate.

Net interest-bearing debt (9) was NOK 12.2 billion as of March 31, 2004 compared to NOK 9.3 billion as of March 31, 2003. Normalized for the cash build-up relating to the tax payment which was due in April, net interest bearing debt was NOK 20.8 billion in the first quarter of 2004 compared to NOK 18.1 billion in the corresponding period of 2003. As of December 31, 2003 net interest-bearing debt was NOK 20.9 billion.

Net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was 13.7 per cent as of March 31, 2004, compared to 12.6 per cent as of March 31, 2003. Normalized for the cash build-up before tax payments, the net debt to capital employed ratio was 21.3 per cent at March 31, 2004 compared to 21.8 per cent at the corresponding point in time in 2003. The reduction is mainly due to increased shareholder's equity.

In the calculation of net interest bearing debt, Statoil makes certain adjustments, which make net interest-bearing debt and net debt to capital employed ratio Non-GAAP financial measures. The table below therefore displays the calculations of net interest-bearing debt and the net debt to capital employed ratio. For an explanation of the ratio see Use of Non-GAAP financial measures, below.

Calculation of capital employed and net debt to capital employed ratio (in millions)	March 31, 2004	March 31, 2003	December 31, 2003
Total shareholders' equity	75,491	63,036	70,174
Minority interests	1,453	1,573	1,483
Total equity and minority interests (A)	76,944	64,609	71,657
Short-term debt	5,099	1,369	4,287
Long-term debt	33,309	36,150	32,991
Gross interest-bearing debt	38,408	37,519	37,278
Cash and cash equivalents	(20,773)	(17,121)	(7,316)
Short-term investments	(5,623)	(9,439)	(9,314)
Cash and cash equivalents and short-term investments	(26,396)	(26,560)	(16,630)
Net debt before adjustments (B1)	12,012	10,959	20,648
Other interest-bearing elements**	2,606	0	1,758
Adjustment for project loan*	(2,386)	(1,630)	(1,500)
Net interest-bearing debt before normalization for tax payment (B2)	12,232	9,329	20,906
Normalization for cash-build up before tax payment	8,600	8,725	0
Normalized net interest-bearing debt (B3)	20,832	18,054	20,906
Calculation of capital employed			
Capital employed before adjustments to net interest-bearing debt (A+B1)	88,956	75,568	92,305
Capital employed before normalization for cash build-up for tax payment (A+B2)	89,176	73,938	92,563
Capital employed (A+B3)	97,776	82,663	92,563
Calculated net debt to capital employed			
Net debt to capital employed before adjustments (B1/(B1+A))	13.5%	14.5%	22.4%
Net debt to capital employed before normalization for tax payment (B2/(B2+A))	13.7%	12.6%	22.6%
Net debt to capital employed (B3/(B3+A))	21.3%	21.8%	22.6%

* Adjustment for intercorporate project financing through an external bank.

**Adjustment for deposits received for financial derivatives (collateral). This is in the balance sheet classified as liquid assets, but the item is interest-bearing and is therefore not excluded from the gross interest-bearing debt in our calculation of net interest-bearing debt.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.5 billion in the first quarter of 2004 compared to NOK 0.4 billion in the first quarter of 2003. A total of three exploration and appraisal wells were completed during the first quarter of 2004, two on the NCS and one internationally.

Exploration expenditure reflects the period's exploration activities. **Exploration expenses** for the period consist of exploration expenditure adjusted for the period's change in capitalized exploration expenditure. In the first quarter of 2004 there was only a minor amount of previously capitalized exploration activity expensed, while NOK 0.2 billion was capitalized for the current period's activity. In the first quarter of 2004 exploration expenses consequently amounted to NOK 0.3 billion, compared to NOK 0.5 billion in the corresponding period of 2003.

The table below reconciles the period's exploration expenditure to exploration expenses.

Exploration (in millions)	First quarter 2004 NOK	2003 NOK	change	2004 USD*	2003 NOK
Exploration expenditure (activity)	**480**	383	25%	70	2,445
Expensed, previously capitalized exploration costs	**2**	171	(99%)	0	256
Capitalized share of current period's exploration activity	**(192)**	(80)	(140%)	(28)	(331)
Exploration expenses	**290**	474	(39%)	42	2,370

Production cost per boe was USD 3.2 per boe for the 12 months ended March 31, 2004, compared to USD 3.1 per boe for the 12 months ended March 31, 2003. Correspondingly, the production costs in NOK were NOK 22.3 per boe for the twelve months ended March 31, 2004, compared to NOK 23.2 per boe for the 12 months ended March 31, 2003. Normalized at a NOK/USD exchange rate of 8.20, the production cost for the 12 months ended March 31, 2004 was USD 2.8 per boe compared to USD 2.9 per boe for the 12 months ended March 31, 2003.

The table below reconciles the calculated production cost per boe and the normalized production cost per boe.

Production cost per boe	March 31, 2004	March 31, 2003	December 31, 2003
Total production costs last 12 months (in NOK million)	8,872	9,148	8,747
Lifted volumes last 12 months (mill.boe)	398	394	391
Average NOK/USD exchange rate last 12 months	7.04	7.52	7.08
Production cost per boe	**3.2**	**3.1**	**3.2**
Normalization of production cost per boe			
Total production costs last 12 months (in NOK million)	8,872	9,148	8,747
Production costs last 12 months E&P Norway (in NOK million)	7,911	8,167	7,865
Normalized exchange rate (NOK/USD)	8.20	8.20	8.20
Production costs last 12 months E&P Norway normalized at NOK/USD 8.20	965	996	959
Production costs last 12 months International E&P (in USD million)	137	129	125
Total production costs last 12 months in USD million (normalized)	1,102	1,125	1,084
Lifted volumes last 12 months (mill. boe)	398	394	391
Production cost per boe normalized at NOK/USD 8,20*	**2.8**	**2.9**	**2.8**

*By normalization it is assumed that production costs in International E&P are incurred in USD. Only costs incurred in E&P Norway are normalized at 8.20.

Health, safety and the environment. The total recordable injury frequency (the number of recordable injuries including both Statoil personnel and contractors per million working hours) was 6.1 in the first quarter of 2004, compared to 6.5 in the first quarter of 2003. The serious incident frequency (the number of undesirable events with a high loss potential per million working hours) was 3.8 in the first quarter of 2004 compared to 3.6 in the first quarter of 2003. The number of unintentional oil spills in the first quarter of 2004 was 125, which is unchanged from the first quarter of 2003. The volume from unintentional oil spills was 60 scm in the first quarter of 2004 compared to 11 scm in the first quarter of 2003. The increased volume is mainly due to a large spill (42 scm) in the harbor of Gothenburg, Sweden.

Other information. In June 2002, Statoil entered into an agreement with Horton Investments Ltd. relating to our business development in Iran. The consultancy agreement provided for the payment of USD 15.2 million for consultancy services to be rendered over the 11-year term of the contract. Two payments totaling USD 5.2 million were made under the contract. The contract was terminated in September 2003. Prior to the termination of the contract, the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) issued a preliminary charge alleging violations of the Norwegian General Penal Code provisions concerning illegal influencing of foreign government officials and is conducting an investigation concerning the consultancy agreement between Statoil and Horton Investments Ltd. The U.S. Securities and Exchange Commission is also conducting an inquiry into this consultancy arrangement to determine if there have been any violations of U.S. federal securities laws. We will continue to provide information to Økokrim and the Securities and Exchange Commission in order to assist them with their respective ongoing reviews of our contract with Horton Investments Ltd.

Iranian authorities have been carrying out inquiries into the matter. It has been reported in the international press that in April 2004 the Iranian Consultative Assembly approved an official probe into allegations of corruption concerning the consulting agreement in Iran.

In October 2003, our board of directors commissioned a review of the Horton matter, which is being conducted by the Norwegian law firm, Hjort, headed by Supreme Court Attorney Erik Keiserud. In November 2003, our board of directors authorized the engagement of Deloitte & Touche, Supreme Court Attorneys Jan-Fredrik Wilhelmsen of the Norwegian law firm Sørlie Wilhelmsen and Jørgen Stang Heffermehl of the Norwegian law firm Simonsen Føyen to conduct an independent review into whether there has been any use of, or attempts to use, improper influence to obtain or retain any international business. This review does not cover the Horton matter.

Proposition number 29 to the Norwegian Parliament (Storting) "Stortingsmelding nr. 29" concerning tax reform from the department of finance was approved in the Council of State March 26, 2004. This proposition will be further treated with the aim of preparation of a proposition for change in law. The most important change for Statoil is the proposition of tax exemption on dividends and tax exemption on gains or losses related to the sale of shares. Due to the proposed tax exemption on dividends, the government will take a closer look at the rules for taxation of companies or dividends from companies, where revenues are taxed at a low tax rate. The government will also look at tax-deductible expenses related to interest on investments in securities. The tax reform is expected to be passed partly in 2004 and as in 2005.

(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest and after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under Return on average capital employed for a reconciliation of the numerator. See table under Net debt to capital ratio for a reconciliation of capital employed.

(2) For purposes of measuring our performance against our 2004 ROACE target, we are assuming an average realized oil price of USD 16 per barrel, natural gas price of NOK 0.70 per scm, refining margin of USD 3.0 per barrel, Borealis margin of EUR 150 per tonne, and a NOK/USD exchange rate of 8.20. All prices and margins are adjusted for inflation from 2000. ROACE is calculated on a normalized basis to better reflect the factors that Statoil can influence. Consequently, adjustments are made on the normalized ROACE in order to exclude factors, which are not viewed as part of recurring business. Adjustments for the last 12 months consist of a positive effect related to the repeal of Norway's Removal Grants Act in the second quarter of 2003 (net income of NOK 0.7 billion after tax), and the gain from the sale of the shares in VNG of NOK 0.6 billion before tax (NOK 0.4 billion after tax). The target is based on organic development and therefore the effects of the acquisition of the Algerian assets, In Salah and In Amenas are also excluded. Adjustments made in the ROACE for the year 2003 consisted of the positive effect related to the repeal of the Norway's Removal Grants Act and the 2003 effects of the acquisition interest in the In Salah and the In Amenas fields. Adjustments made in the ROACE for the first quarter of 2003 consisted of the sale of the exploration and operations activity on the Danish continental shelf in the third quarter of 2002 (profit NOK 1.0 billion before tax and NOK 0.7 billion after tax), as well as the write-down of the LL652 field in Venezuela in the fourth quarter of 2002. For reconciliation, see table following Return on average capital employed.

(3) FCC: fluid catalytic cracking.

(4) Oil volumes include condensate and NGL, exclusive of royalty oil.

(5) Lifting equals sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field, production, are due to periodic over- or underliftings.

(6) For normalization of the production cost see table following Production cost.

(7) For a specification of normalizing assumptions, see footnote 2.

(8) For the definition of non-GAAP financial measures and an explanation of the use of ROACE, see Use of Non-GAAP financial measures below.

(9) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and the third quarter net interest-bearing debt is normalized by excluding 50 per cent of the cash build-up related to tax payments due on April 1 and October 1.

E&P Norway

(in millions)	First quarter 2004 NOK	2003 NOK	change	2004 USD*	Total 2003 NOK
USGAAP income statement					
Total revenues	**17,220**	16,694	3%	2,510	62,494
Operating, general and administrative expenses	**2,429**	3,493	(30%)	354	11,305
Depreciation, depletion and amortization	**3,039**	2,814	8%	443	11,969
Exploration expenses	**147**	302	(51%)	21	1,365
Total expenses	**5,615**	6,609	(15%)	819	24,639
Income before financial items, other items, income taxes and minority interest	**11,605**	10,085	15%	1,692	37,855
Operational data					
Realized oil price (USD/bbl)	**32.2**	32.1	0%		29.1
Liftings:					
Oil (1000 bbl/day)	**657**	632	4%		652
Natural gas (1000 boe/day)	**410**	398	3%		331
Total oil and natural gas liftings (1000 boe/day)	**1,066**	1,030	3%		982
Production:					
Oil (1000 bbl/day)	**676**	685	(1%)		661
Natural gas (1000 boe/day)	**410**	398	3%		331
Total oil and natural gas production (1000 boe/day)	**1,086**	1,082	0%		991

Income before financial items, other items, income taxes and minority interest for E&P Norway was NOK 11.6 billion in the first quarter of 2004 compared to NOK 10.1 billion in the first quarter of 2003. The change is primarily due to a 4 per cent increase in lifted oil, a 3 per cent increase gas sales, and a positive change due to a reversal of parts of the accrual for losses on long-term rig charters, as well as reduced exploration expenses. This is partly offset by increased depreciation due to the repeal of the Removal Grants Act.

In the first quarter of 2004, the accruals for estimated losses related to long-term rig charters were reduced by NOK 350 million, while the accruals were increased by NOK 700 million in the first quarter of 2003. The market for rigs has changed from a situation with overcapacity and low market rates on rigs in 2003 and to a situation in 2004 in which higher market rates are expected. At the end of the first quarter of 2004, the accruals for estimated losses on the long-term rig charters accounted for NOK 1,010 million.

The gas processing plant Kollsnes was transferred from E&P Norway to Natural Gas as of January 1, 2004. Prior periods' segment reporting has been adjusted to reflect the change in organizational structure.

Average daily lifting of oil was 657,000 barrels (bbl) per day in the first quarter of 2004 compared to 632,000 bbl per day in the first quarter of 2003, while average daily production of oil was 676,000 bbl per day in the first quarter of 2004, compared to 685,000 per day in the corresponding period of 2003. At the end of the first quarter of 2004 this implied a net underlift situation of 19,000 boe per day as a result of production outpacing lifting.

The change from the first quarter of 2003 to the first quarter of 2004 is mainly related to reduced production from fields, including, among others Statfjord, Sleipner Øst and Norne. Additionally, Norne and Glitne have experienced technical problems. Regularity of production was on the other hand high in the first quarter of 2004 at 93.5 per cent. Mikkel and Fram Vest are new producing fields compared to the first quarter of 2003.

Average daily gas production was 410,000 boe per day in the first quarter of 2004 compared to 398,000 boe per day in the first quarter of 2003, an increase of 3 per cent. The high gas sales in the first quarter of 2004 are mainly due to agreements being made with existing customers on high off-take early in the year. The reason for doing this is to reduce pressure on our obligations in the summer of 2004 due to the extensive maintenance program on installations on the NCS during the summer of 2004, which consequently will reduce, the availability of gas from the NCS.

Exploration expenditure (including capitalized exploration expenditure) amounted to NOK 0.2 billion in the first quarter of 2004, which is in line with the corresponding period of 2003.

Exploration expense was NOK 0.1 billion in the first quarter of 2004, compared to NOK 0.3 billion in the first quarter of 2003.

There was no write-off of prior period's capitalized exploration expenditure in the first quarter of 2004, compared to a write-off of NOK 0.2 billion in the first quarter of 2003.

Two exploration and appraisal wells were completed in the first quarter of 2004, which is in line with the first quarter of 2003. Both the Kappa-prospect in PL 124 (in the Heidrun area) and the Epsilon West prospect in PL 057 (Snorre) were dry. At the end of the first quarter of 2004, drilling had commenced on the Alve-prospect in PL 159 (in the Norne area) and in the Topas prospect in PL 050/PL 120 (Gullfaks/Visund). Drilling in the Alve- prospect has been completed and resulted in discovery. Statoil is planning to participate in the drilling of a total of 14 exploration and appraisal wells on the NCS in 2004.

An **application for new exploration licenses in the 18th licensing round** was submitted to the Norwegian Ministry of Petroleum and Energy on March 15, 2004. Statoil submitted an extensive application, which includes both the Norwegian Sea and the North Sea.

The **investment estimate in Kristin** has been increased by NOK 1.7 billion. The field has a more complex reservoir than previously assumed, and it is planned for drilling part of the production wells horizontally. The investment estimate in the Kristin field is now NOK 18.9 billion. Statoil's interest in the Kristin field is 46.6 per cent.

International E&P

(in millions)	First quarter 2004 NOK	2003 NOK	change	2004 USD*	Total 2003 NOK
USGAAP income statement					
Total revenues	**1,878**	1,450	30%	274	6,615
Operating, general and administrative expenses	**544**	489	11%	79	2,045
Depreciation, depletion and amortization	**477**	332	44%	70	1,784
Exploration expenses	**143**	172	(17%)	21	1,005
Total expenses	**1,164**	993	17%	170	4,834
Income before financial items, other items, income taxes and minority interest	**714**	457	56%	104	1,781
Operational data					
Realized oil price (USD/bbl)	**31.1**	30.0	4%		27.6
Liftings:					
Oil (1000 bbl/day)	**97**	68	44%		86
Natural gas (1000 boe/day)	**2**	2	17%		3
Total oil and natural gas liftings (1000 boe/day)	**100**	70	43%		88
Production:					
Oil (1000 bbl/day)	**96**	74	29%		87
Natural gas (1000 boe/day)	**2**	2	17%		3
Total oil and natural gas production (1000 boe/day)	**98**	76	29%		89

Income before financial items, other items, income taxes and minority interest for International E&P was NOK 0.7 billion in the first quarter of 2004 compared to NOK 0.5 billion in the first quarter of 2003. The change in income before financial items, other items, income taxes and minority interest from the first quarter of 2003 to the first quarter of 2004 is mainly related to a 43 per cent increase in lifted volumes. This was partly offset by increased depreciation and operating, general and administrative expenses due to increased lifted volumes.

International mid-and downstream gas activities were transferred from International E&P to Natural Gas as of January 1, 2004. Prior periods' segment reporting have been adjusted to reflect the new structure.

Average daily lifting of oil increased from 67,900 bbl per day in the first quarter of 2003 to 97,400 bbl per day in the first quarter of 2004. Average daily production of oil increased from 74,100 bbl per day in the first quarter of 2003 to 95,600 bbl per day in the first quarter of 2004.

The increase in oil production is mainly related to the fields, Sincor, Girassol and Caledonia. Additionally, two new fields came on stream in Angola, Jasmim and Xikomba, in November 2003, and contributed with production in the first quarter of 2004.

Average daily gas production was 2,500 boe per day in the first quarter of 2004 compared to 2,100 boe per day in the first quarter of 2003. The total gas volumes are produced at the Jupiter field in the UK.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.3 billion in the first quarter of 2004 compared to NOK 0.2 billion in the first quarter of 2003. Exploration expenses were NOK 0.1 billion in the first quarter of 2004 compared to NOK 0.2 billion in the corresponding period of 2003.

During the first quarter of 2004 **one exploration and appraisal wells** was completed internationally in Angola, but there are no results available from the drilling. On the Tiger well in the Gulf of Mexico drilling is finalized, but the testing has not been finalized. At the end of the first quarter of 2004, one well in block 17 in Angola is being drilled (Acacia 2). Statoil is planning to participate in the drilling of a total of eight exploration and appraisal wells in 2004.

The **process of achieving governmental approval for the acquisition of the interest in the In Salah and In Amenas** fields in Algeria has commenced in the first quarter of 2004.

Natural Gas

(in millions)	2004 NOK	First quarter 2003 NOK	change	2004 USD*	Total 2003 NOK
USGAAP income statement					
Total revenues	**9,115**	6,896	32%	1,329	25,452
Cost of goods sold	**4,391**	3,428	28%	640	12,932
Operating, selling and administrative expenses	**1,661**	1,484	12%	242	5,896
Depreciation, depletion and amortization	**158**	163	(3%)	23	619
Total expenses	**6,210**	5,075	22%	905	19,447
Income before financial items, other items, income taxes and minority interest	**2,905**	1,821	60%	423	6,005
Operational data					
Natural gas sales (bcm)	**6.3**	5.9	7%		20.8
Natural gas price (NOK / Sm3)	**1.09**	0.99	10%		1.02
Transfer price natural gas (NOK / Sm3)	**0.62**	0.57	9%		0.59
Regularity at delivery point (%)	**100%**	100%	0%		100%

Income before financial items, other items, income taxes and minority interest for Natural Gas was NOK 2.9 billion in the first quarter of 2004 compared to NOK 1.8 billion in the first quarter of 2003. The increase is mainly due to increased volume and natural gas prices and the sale of our stake in VNG. Gas sales for the first quarter of 2004 were 6.3 billion standard cubic meters (bcm) compared to 5.9 bcm in the first quarter of 2003, an increase of 7 per cent. Of the total gas sales for the first quarter of 2004, Statoil produced 5.9 bcm.

Natural gas prices in the first quarter of 2004 were NOK 1.09 per scm compared to NOK 0.99 per scm in the first quarter of 2003. The increased price is mainly due to a weakening of the NOK versus the EUR. Gas volumes sold were higher in the first quarter of 2004 than in the first quarter of 2003 primarily due to a higher off-take from existing customers. Cost of goods sold increased by 28 per cent, mainly due to a higher transfer price for gas as well as higher volumes of both Statoil produced volumes and external volumes.

A new gas sales contract was signed with the Dutch company Essent in February 2004 for the sale of a total of 6.5 bcm for Statoil and the SDFI over a five-year period, with start-up in October 2004. Statoil's share of the deliveries accounts for approximately 45 per cent.

The sale of the shares in the German gas company Verbundnetz Gas (VNG) was finalized in January 2004. The shares were sold to EWE AG with a gain of NOK 0.6 billion (NOK 0.4 billion after tax). The gain is included in revenues for the first quarter of 2004.

International mid-and downstream activities related to gas, which previously were organizationally related to E&P International, were transferred to Natural Gas as of January 1, 2004. International downstream activities include activities in the US, Turkey and Azerbaijan. **The gas processing plant at Kollsnes** was included into Gassled as of February 1, 2004, and was consequently transferred from E&P Norway to Natural Gas as of January 1, 2004. Prior periods' segment reporting has been adjusted to reflect the change in organizational structure

Statoil has signed a letter of intent with the US-based energy company Dominion. This will secure Statoil access to additional capacity at the **Cove Point liquefied natural gas (LNG) terminal in Maryland, USA,** for a twenty-year period. The transaction is subject to the successful negotiation of a final agreement and approval by the boards of both companies.

Manufacturing & Marketing

(in millions)	First quarter 2004 NOK	2003 NOK	change	2004 USD*	Total 2003 NOK
USGAAP income statement					
Total revenues	**56,787**	58,756	(3%)	8,278	218,642
Cost of goods sold	**52,330**	53,199	(2%)	7,628	200,453
Operating, selling and administrative expenses	**3,251**	3,714	(12%)	474	13,215
Depreciation, depletion and amortization	**347**	397	(13%)	51	1,419
Total expenses	**55,928**	57,310	(2%)	8,153	215,087
Income before financial items, other items, income taxes and minority interest	**859**	1,446	(41%)	125	3,555
Operational data					
FCC margin (USD/bbl)	**4.9**	5.8	(16%)		4.4
Contract price methanol (EUR/ton)	**190**	228	(17%)		226
Petrochemical margin (EUR/ton)	**140**	99	41%		119

Income before financial items, other items, income taxes and minority interest for Manufacturing & Marketing in the first quarter of 2004 was NOK 0.9 billion compared to NOK 1.4 billion in the first quarter of 2003.

Income before financial items, other items, income taxes and minority interests in the first quarter of 2003 included a contribution from Navion of NOK 0.4 billion. **Navion** was sold to Teekay, effective April 7, 2003.

In **oil trading** income before financial items, other items, income taxes and minority interest in the first quarter of 2004 was NOK 0.3 billion, compared to NOK 0.5 billion in the first quarter of 2003. The change is mainly due to negative currency effects and unrealized effects related to derivatives. This is offset by increased inventory in USD, however this change will not be reflected in the accounts before realization.

Income before financial items, other items, income taxes and minority interest from **manufacturing** in the first quarter of 2004 was NOK 0.4 billion, compared to NOK 0.5 billion in the first quarter of 2003. In the first quarter of 2004 the average refining margin, the FCC margin, was USD 4.9 per barrel compared to USD 5.8 per barrel in the first quarter of 2003. The average contract price of methanol was EUR 190 per tonne in the first quarter of 2004 compared to EUR 228 per tonne in the first quarter of 2003. The price decrease was partly offset by the weakening of NOK versus the EUR from the first quarter of 2003 to the first quarter of 2004.

In **marketing** income before financial items, other items, income taxes and minority interest was barely positive in the first quarter of 2004, compared to NOK 0.1 billion in the first quarter of 2003. The first quarter of 2004 has been characterized by very low margins within the retail business in Denmark due to a sustained increased competition. However, Norway, Ireland and Poland have also shown weak results. Sweden and the Baltic States, on the other hand, have shown progress towards improved results. The finalized deal, if any, with ICA AB, covering the repurchase of ICA's cent holding of the 50 per cent of Statoil Detaljhandel Skandinavia AS (SDS) that Statoil does not own is expected to be implemented by the end of June 2004.

Borealis' income in the first quarter of 2004 was NOK 0.2 billion, compared to a loss of NOK 0.1 billion in the first quarter of 2003. The average margin increased from EUR 99 per tonne in the first quarter of 2003, to EUR 140 per tonne in the first quarter of 2004, and the increased margin was further strengthened by the development in the NOK/EUR exchange rate. Production increased by nearly 4 per cent, while costs increased somewhat due to some production halts.

Use of Non-GAAP Financial Measures

The U.S. Securities and Exchange Commission adopted regulations regarding the use of "Non-GAAP financial measures" in public disclosures, effective March 28, 2003. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of non-GAAP Financial Measures in Statoil's 2003 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- Return on Average Capital Employed (ROACE).
- Normalized Return on Average Capital Employed (normalized ROACE).
- Normalized production cost per barrel.
- Net debt to capital employed ratio.

Statoil uses **ROACE** to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by management as providing useful information, both for management and investors, regarding performance for the period under evaluation. Statoil's management makes regular use of this measure to evaluate its operations. Statoil's use of ROACE, should not be viewed as an alternative to income before financial items, other items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles.

Statoil uses **normalized ROACE** to measure the return on capital employed, while excluding the effects of the market development over which Statoil has no control. Therefore the effects of oil price, natural gas price, refining margin, Borealis margin and the NOK/USD exchange rate are excluded from the normalized figure. This measure is viewed by management as providing a better understanding of Statoil's underlying performance over time and across periods, by excluding from the performance measure factors that Statoil cannot influence. Statoil's management makes regular use of this measure to evaluate its operations.

The figures used for calculating the normalized ROACE towards the 2004 target are (each adjusted for inflation from 2000):
- oil price at 16 USD;
- natural gas price of NOK 0.70/scm;
- FCC-refining margin of USD 3.0 per barrel;
- petrochemical margin of EUR 150 per tonne; and
- NOK/USD exchange rate of 8.20.

By keeping certain prices which are key value drivers, as well as the important NOK/USD exchange rate, constant Statoil is able to utilize this measure to focus on operating cost and efficiency improvements, and is able to measure performance on a comparable basis across periods. Such a focus would be more challenging to maintain in periods in which prices are high and exchange rates are favorable. In the period 2001 to the first quarter of 2004, during which Statoil has been using normalized ROACE, as a tool of measuring performance, the normalization procedures have on average resulted in lower normalized earnings compared to the earnings based on realized prices. Normalized results, however, should not be seen as an alternative to measures calculated in accordance with GAAP when measuring financial performance. Management reviews both realized and normalized results, when measuring performance. However, management finds the normalized results to be especially useful when realized prices, margins and exchange rates are above the normalized set of assumptions. Normalized ROACE is based on organic development and 2003 and first quarter of 2004 figures, as well as the target for 2004 exclude the effects related to the acquisition of the two Algerian assets from BP, In Salah and In Amenas, since the acquisition was not known when the targets were set.

Statoil also defines certain items as of such a nature that they will not provide good indications of the company's underlying performance when included in the key indicators. These items are therefore excluded from calculations of ROACE.

Normalized production cost per barrel in USD is used to evaluate the underlying development in the production cost. Statoil's production costs are mainly incurred in NOK. In order to exclude currency effects and to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant at 8.20.

Net debt to capital employed ratio. The calculated net debt to capital employed ratio is by management viewed to provide a more complete picture of the company's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for current liquidity. Two further adjustments are made for two different reasons:
- Project financing through an external bank or similar will, since different legal entities in the group lend to and from the investment banks, overreport the debt stated in the balance sheet compared to the underlying exposure.
- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest bearing debt.

The net interest-bearing debt adjusted for these two items is included in the average capital employed, which is also used in the calculation of the ROACE.

Forward-looking statements

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts and estimates in E&P Norway and International E&P, targets, costs and margins; start-up dates for downstream activities; performance and growth targets; product prices; closing of future transactions; expected investment level in the business segments; and expected exploration and development activities or expenditures, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as "will", "expects", "is expected to", "should", "may", "is likely to", "intends" and "believes". These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's 2003 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Financial statements

1st quarter 2004

CONSOLIDATED STATEMENTS OF INCOME USGAAP

(in NOK million)	For the three months ended March 31, 2004 (unaudited)	2003 (unaudited)	For the year ended December 31, 2003 (note1)
REVENUES			
Sales	**66,080**	66,627	248,527
Equity in net income (loss) of affiliates	**220**	(64)	616
Other income	**730**	0	232
Total revenues	**67,030**	66,563	249,375
EXPENSES			
Cost of goods sold	**(38,667)**	(39,524)	(149,645)
Operating expenses	**(6,955)**	(6,924)	(26,651)
Selling, general and administrative expenses	**(920)**	(2,079)	(5,517)
Depreciation, depletion and amortization	**(4,153)**	(3,802)	(16,276)
Exploration expenses	**(290)**	(474)	(2,370)
Total expenses before financial items	**(50,985)**	(52,803)	(200,459)
Income before financial items, other items, income taxes and minority interest	**16,045**	13,760	48,916
Net financial items	**(1,015)**	(1,185)	1,399
Other items	**0**	0	(6,025)
Income before income taxes and minority interest	**15,030**	12,575	44,290
Income taxes	**(10,227)**	(8,858)	(27,447)
Minority interest	**(103)**	(125)	(289)
Net income	**4,700**	3,592	16,554
Net income per ordinary share	**2.17**	1.66	7.64
Weighted average number of ordinary shares outstanding	**2,166,143,715**	2,166,143,626	2,166,143,693

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS USGAAP

(in NOK million)	At March 31, 2004 (unaudited)	At March 31, 2003 (unaudited)	At December 31, 2003 (note 1)
ASSETS			
Cash and cash equivalents	**20,773**	17,121	7,316
Short-term investments	**5,623**	9,439	9,314
Cash, cash equivalents and short-term investments	**26,396**	26,560	16,630
Accounts receivable	**24,892**	27,343	28,048
Accounts receivable - related parties	**2,441**	2,190	2,144
Inventories	**5,255**	2,989	4,993
Prepaid expenses and other current assets	**5,781**	7,345	7,354
Total current assets	**64,765**	66,427	59,169
Investments in affiliates	**11,285**	9,930	11,022
Long-term receivables	**16,442**	13,045	14,261
Net property, plant and equipment	**129,229**	127,191	126,528
Other assets	**11,378**	8,980	10,620
TOTAL ASSETS	**233,099**	225,573	221,600
LIABILITIES AND SHAREHOLDERS' EQUITY			
Short-term debt	**5,099**	1,369	4,287
Accounts payable	**14,127**	15,777	17,977
Accounts payable - related parties	**5,927**	5,572	6,114
Accrued liabilities	**9,894**	12,326	11,454
Income taxes payable	**27,833**	27,604	17,676
Total current liabilities	**62,880**	62,648	57,508
Long-term debt	**33,309**	36,150	32,991
Deferred income taxes	**37,652**	43,579	37,849
Other liabilities	**22,314**	18,587	21,595
Total liabilities	**156,155**	160,964	149,943
Minority interest	**1,453**	1,573	1,483
Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	**5,474**	5,474	5,474
Treasury shares, 23,441,885 shares	**(59)**	(59)	(59)
Additional paid-in capital	**37,728**	37,728	37,728
Retained earnings	**32,327**	20,947	27,627
Accumulated other comprehensive income (loss)	**21**	(1,054)	(596)
Total shareholders' equity	**75,491**	63,036	70,174
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**233,099**	225,573	221,600

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

(in NOK million)	For the three months ended March 31, 2004 (unaudited)	For the three months ended March 31, 2003 (unaudited)	For the year ended December 31, 2003 (note1)
OPERATING ACTIVITIES			
Consolidated net income	**4,700**	3,592	16,554
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Minority interest in income	**103**	125	289
Depreciation, depletion and amortization	**4,153**	3,802	16,276
Exploration expenditures written off	**2**	171	256
(Gains) losses on foreign currency transactions	**(26)**	1,893	781
Deferred taxes	**(334)**	(709)	(6,177)
(Gains) losses on sales of assets and other items	**(734)**	42	5,719
Changes in working capital (other than cash and cash equivalents):			
• (Increase) decrease in inventories	**(262)**	2,433	349
• (Increase) decrease in accounts receivable	**2,859**	4,417	2,054
• (Increase) decrease in other receivables	**799**	(385)	(1,511)
• (Increase) decrease in short-term investments	**3,691**	(4,172)	(4,047)
• Increase (decrease) in accounts payable	**(4,037)**	(3,903)	(949)
• Increase (decrease) in other payables	**(364)**	374	2,436
• Increase (decrease) in taxes payable	**10,157**	9,246	(682)
(Increase) decrease in non-current items related to operating activities	**(237)**	65	(551)
Cash flows provided by operating activities	**20,470**	16,991	30,797
INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(5,486)**	(5,058)	(22,075)
Exploration expenditures capitalized	**(192)**	(80)	(331)
Change in long-term loans granted and other long-term items	**(2,045)**	(4)	(7,682)
Proceeds from sale of assets	**959**	4	6,890
Cash flows used in investing activities	**(6,764)**	(5,138)	(23,198)
FINANCING ACTIVITIES			
New long-term borrowings	**1,054**	2,394	3,206
Repayment of long-term borrowings	**(773)**	(2,258)	(2,774)
Distribution to minority shareholders	**(133)**	(102)	(356)
Dividends paid	**0**	0	(6,282)
Net short-term borrowings, bank overdrafts and other	**(411)**	(1,946)	(1,656)
Cash flows used in financing activities	**(263)**	(1,912)	(7,862)
Net increase (decrease) in cash and cash equivalents	**13,443**	9,941	(263)
Effect of exchange rate changes on cash and cash equivalents	**14**	478	877
Cash and cash equivalents at beginning of the period	**7,316**	6,702	6,702
Cash and cash equivalents at end of the period	**20,773**	17,121	7,316

See notes to the consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2003 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2003. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

Statoil acquired oil and gas properties from the State's Direct Financial Interests (SDFI) in 2001. The transfer of properties from SDFI has been accounted for as transaction among entities under common control and the results of operations and financial position have been accounted for at historical cost. The net book value, the payment and the cash flows from the operation from these oil and gas properties are reported as capital contribution or dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in 2004. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend, as applicable.

At January 1, 2004 the sale of natural gas produced internationally was transferred from the International Exploration and Production segment to the Natural Gas segment. In addition, the Kollsnes gas treatment plant was transferred from Exploration and Production Norway to Natural Gas. The effect of these transactions has been given retroactive effect for all periods presented. For further information see note 3.

The Norwegian Parliament decided in June 2003 to replace governmental refunds for removal costs on the Norwegian continental shelf with ordinary tax deduction for such costs. Previously, removal costs were refunded by the Norwegian State based on the company's percentage for taxes payable over the productive life of the removed installation. As a consequence of the changes in legislation, Statoil charged the receivable of NOK 6.0 billion against the Norwegian State related to refund of removal costs to income under Other items in the second quarter of 2003. Furthermore, the resulting deferred tax benefit of NOK 6.7 billion was taken to income under Income taxes.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

Cash Flow Hedges

Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding 21 months and cash flows related to interest payments over a period not exceeding 10 months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was immaterial and recorded to earnings during the quarter ended March 31, 2004. The net change in Accumulated other comprehensive income associated with the current period hedging transactions was NOK 79 million after tax. The net amount reclassified into earnings during the quarter was NOK 37 million after tax. At March 31, 2004, the net deferred hedging loss in Accumulated other comprehensive income related to cash flow hedges was NOK 64 million after tax, most of which will affect earnings over the next 12 months. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended March 31, 2004 was immaterial.

Fair Value Hedges

Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended March 31, 2004. The net gain recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

Natural Gas has as of January 1, 2004 taken over various international gas activities from International Exploration and Production. The activities include business development of gas sale activities in some foreign countries, construction of a pipeline for transportation of natural gas from Azerbaijan to Turkey and Liquefied Natural Gas (LNG) sales from the Cove Point terminal in USA. Prior periods' figures have been adjusted to reflect the new structure.

At January 1, 2004 the Kollsnes activity was transferred from Exploration and Production Norway to Natural Gas. At February 1, 2004 the Kollsnes gas processing plant has been transferred to Gassled, and the operatorship for Kollsnes has been taken over by Gassco. The transfer does not lead to significant changes in the existing rights, obligations or book values of Kollsnes assets for Statoil. Assets related to Kollsnes were transferred from Exploration and Production Norway to Natural Gas at a net book value of NOK 4.2 billion. Prior periods' figures have been adjusted to reflect the new structure.

Segment data for the three months ended March 31, 2004 and 2003 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total
Three months ended March 31, 2004						
Revenues third party	237	647	8,947	56,603	376	66,810
Revenues inter-segment	16,986	1,231	109	5	(18,331)	0
Income (loss) from equity investments	(3)	0	59	179	(15)	220
Total revenues	17,220	1,878	9,115	56,787	(17,970)	67,030
Income before financial items, other items, income taxes and minority interest	11,605	714	2,905	859	(38)	16,045
Segment income taxes	(8,688)	(216)	(1,809)	(189)	0	(10,902)
Segment net income	2,917	498	1,096	670	(38)	5,143
Three months ended March 31, 2003						
Revenues third party	550	300	6,744	58,748	285	66,627
Revenues inter-segment	16,193	1,150	103	53	(17,499)	0
Income (loss) from equity investments	(49)	0	49	(45)	(19)	(64)
Total revenues	16,694	1,450	6,896	58,756	(17,233)	66,563
Income before financial items, other items, income taxes and minority interest	10,085	457	1,821	1,446	(49)	13,760
Segment income taxes	(7,660)	(138)	(1,347)	(455)	86	(9,514)
Segment net income	2,425	319	474	991	37	4,246

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on Income before financial items, other items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

(in NOK million)	For the three months ended March 31, 2004	2003
Segment net income	5,143	4,246
Net financial items	(1,015)	(1,185)
Tax on financial items and other tax adjustments	675	656
Minority interest	(103)	(125)
Net income	4,700	3,592
Segment income taxes	10,902	9,514
Tax on financial items and other tax adjustments	(675)	(656)
Income taxes	10,227	8,858

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil held at refineries and the majority of refined products are determined under the last-in, first-out (LIFO) method. Certain inventories of crude oil, refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

(in NOK million)	At March 31, 2004	At March 31, 2003	At December 31, 2003
Crude oil	2,686	843	2,192
Petroleum products	2,611	2,277	2,470
Other	950	816	1,065
Total - inventories valued on a FIFO basis	6,247	3,936	5,727
Excess of current cost over LIFO value	(992)	(947)	(734)
Total	5,255	2,989	4,993

5. SHAREHOLDERS' EQUITY

For the period ended March 31, 2004 there have been the following changes in shareholders' equity:

(in NOK million)	Total shareholders' equity
Shareholders' equity January 1, 2004	70,174
Net income for the period	4,700
Foreign currency translation adjustment	657
Derivatives designated as cash flow hedges	(40)
Shareholders' equity March 31, 2004	75,491

The following sets forth Statoil's Comprehensive income for the periods shown:

(in NOK million)	For the three months ended March 31, 2004	2003
Net income	4,700	3,592
Foreign currency translation adjustment	657	2,398
Derivatives designated as cash flow hedges	(40)	29
Comprehensive income	5,317	6,019

6. FINANCIAL ITEMS

(in NOK million)	For the three months ended March 31, 2004	2003
Interest and other financial income	245	404
Currency exchange adjustments, net	(1,252)	(1,540)
Interest and other financial expenses	(254)	(187)
Realized and unrealized gain (loss) on securities, net	246	138
Net financial items	(1,015)	(1,185)

7. PROVISON FOR RIG RENTAL CONTRACTS

Statoil provides for estimated losses on long-term fixed price rental agreements for mobile drilling rigs. The losses are calculated as the difference between estimated market rates and the fixed price rental agreements.

(in NOK million)	For the three months ended March 31, 2004	2003	For the year ended December 31, 2003
Provision at the beginning of the period	1,360	960	960
Increase (decrease) during the period	(267)	727	454
Cost incurred during the period	(83)	(27)	(54)
Provision at the end of the period	1,010	1,660	1,360

8. COMMITMENTS AND CONTINGENT LIABILITIES

In 2004 Statoil as an owner in BTC Co Ltd has entered into guarantee commitments for financing of the development of the BTC pipeline amounting to USD 140 million (NOK 0.9 billion), USD 107 million of which are subject to the balance sheet recognition requirements of FIN 45. Since net present value of expected fees to be received exceeds the net present value of expected payments under the guarantees, in accordance with FIN 45 no liability has been reflected in the balance sheet related to these guarantee commitments.

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the Company's best judgment. Statoil does not expect that either the financial position, results of operations nor cash flows will be materially adversely affected by the resolution of these legal proceedings.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has issued a preliminary charge alleging violations of the Norwegian General Civil Penal Code provision concerning illegal influencing of foreign government officials and is conducting an investigation concerning a consulting agreement which Statoil entered into in 2002 with Horton Investments Ltd. The Company has also been notified by the U.S. Securities and Exchange Commission that the Commission is conducting an inquiry into the consultancy arrangement to determine if there have been any violations of U.S. federal securities laws. Iranian authorities have been carrying out inquiries into the matter. It has been reported in the international press that in April 2004 the Iranian Consultative Assembly approved an official probe into allegations of corruption concerning the consulting agreement in Iran.

9. EMPLOYEE RETIREMENT PLANS

Pensions cost for the period (1):

(in NOK million)	For the three months ended March 31, 2004
Benefit earned during the period, net of participants' contributions	251
Interest cost on prior periods benefit obligation	234
Expected return on plan assets	(220)
Amortization of loss	39
Amortization of prior service cost	9
Amortization of net transition assets	4
Net periodic benefit cost (defined benefit plans)	317
Defined contribution plans	8
Multiemployer plans	0
Total net pension cost for the period (2)	325

(1) Based on estimates from actuary reports at December 31, 2003.
(2) For comparison, the Total net pension cost for the year 2003 was NOK 897 million.

See note number 17 to the consolidated financial statements by December 31, 2003.

10. SUBSEQUENT EVENTS AND SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Statoil and BP signed an agreement in June 2003 whereby Statoil will acquire 49 per cent of BP's interests in the In Salah gas project and 50 per cent of BP's interest in the In Amenas gas condensate project, both in Algeria. Statoil has paid BP USD 740 million, and has in addition covered the expenditures incurred after January 1, 2003 related to the acquired interests. Amendments to the two projects' co-operation agreements implementing Statoil as participant in the projects require approval by the Council of Ministers. The approval process has now commenced. The payments made by Statoil have been accounted for as long-term prepayments at March 31, 2004 pending such final approval.

In January 2004 Statoil acquired in all 11.24 per cent of the Snøhvit Field, 10 per cent from Norsk Hydro and 1.24 per cent from Svenska Petroleum, respectively. Following completion of these transactions, Statoil will have an ownership share of 33.53 per cent of the Snøhvit Field. The transactions will be made with economic effect from January 1, 2004 and are subject to approval by the Norwegian authorities.

In January 2004 Statoil sold its 5.26 per cent shareholding in the German company Verbundnetz Gas, generating a gain of NOK 619 million before tax (NOK 446 million after tax). The gain has been classified as Other Income in the consolidated statement of income.

ICA AB and Statoil have signed a letter of intent covering the acquisition by Statoil of ICA's holding in Statoil Detaljhandel Skandinavia AS (SDS). ICA and Statoil currently own 50 per cent each of SDS. Subject to approval by the boards of Statoil and ICA, the finalized deal, if any, is expected to be implemented by the end of June 2004.

Statoil has signed a letter of intent with the US-based energy company Dominion. This will secure Statoil access to additional capacity at the Cove Point liquefied natural gas (LNG) terminal in Maryland, USA, for a 20-year period. The transaction is subject to the successful negotiation of a final agreement and approval by the boards of both companies.

HSE ACCOUNTING


TOTAL RECORDABLE INJURY FREQUENCY
10
8
6
4
2
0
1ST QR 2002
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003
3RD QR 2003
4TH QR 2003
1ST QR 2004

The total recordable injury frequency specifies the number of injuries (lost-time injuries, injuries requiring alternative work and other injuries excluding first-aid cases) per million working hours. Statoil and contractor employees are included.


SERIOUS INCIDENT FREQUENCY
6
5
4
3
2
1
0
1ST QR 2002
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003
3RD QR 2003
4TH QR 2003
1ST QR 2004

The serious incident frequency specifies the number of incidents with a very serious nature per million working hours.


LOST-TIME INJURY FREQUENCY
4
3
2
1
0
1ST QR 2002
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003
3RD QR 2003
4TH QR 2003
1ST QR 2004

The lost-time injury frequency specifies the number of total recordable injuries causing loss of time at work per million working hours. Statoil and contractor employees are included.


OIL SPILLS
300
250
200
150
100
50
0
1ST QR 2002
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003
3RD QR 2003
4TH QR 2003
1ST QR 2004

Oil spills (scm) cover unintentional oil spills to the external environment from Statoil operations (in cubic metres). All unintentional oil spills are included in the figures with the exception of those collected inside a facility (platform/plant) and which accordingly cause no harm to the surrounding environment. However, such spills are included for downstream operations.